UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Vidler Water Resources, Inc.

(Name of Subject Company — Issuer)

Potable Merger Sub, Inc.

(Offeror)

D.R. Horton, Inc.

(Parent of Offeror)

(Names of Filing Persons — Parent of Offeror or Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

92660E107

(CUSIP Number of Class of Securities)

Potable Merger Sub, Inc.

c/o D.R. Horton, Inc.

1341 Horton Circle

Arlington, Texas 76011

Attn: Thomas B. Montaño, Vice President and Corporate Secretary

(817) 390-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Jonathan M. Whalen

Gibson, Dunn & Crutcher LLP

2001 Ross Avenue, Suite 2100

Dallas, TX 75201

(214) 698-3196

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*
*A	filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form of Registration No.: Not applicable.	Date Filed: Not applicable.

☒  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☒	third party tender offer subject to Rule 14d-l
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer for the outstanding common stock, par value $0.001 per share, of Vidler Water Resources, Inc. (“Vidler”), a Delaware corporation, by Potable Merger Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of D.R. Horton, Inc. (“D.R. Horton” or “Parent”), a Delaware corporation, to be commenced pursuant to the Agreement and Plan of Merger, dated as of April 13, 2022 (the “Merger Agreement”), by and among Vidler, Purchaser and Parent.

Additional Information and Where to Find It

In connection with the proposed acquisition, Purchaser will commence a tender offer for the outstanding shares of Vidler. The tender offer has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Vidler, nor is it a substitute for the tender offer materials that Parent and Purchaser will file with the SEC upon commencement of the tender offer. At the time the tender offer is commenced, Parent and Purchaser will file tender offer materials on Schedule TO, and Vidler will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of shares of Vidler common stock are urged to read these documents carefully when they become available (as each may be amended or supplemented from time to time) because they will contain important information that holders of shares of Vidler common stock should consider before making any decision regarding tendering their shares. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Vidler at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Vidler files annual, quarterly and special reports and other information with the SEC, which are available at the website maintained by the SEC at http://www.sec.gov.

Cautionary Notice Regarding Forward-Looking Statements

Portions of this document may constitute “forward-looking statements” as defined by the Private Securities Litigation Reform Act of 1995. Although D.R. Horton and Vidler believe any such statements are based on reasonable assumptions, there is no assurance that actual outcomes will not be materially different. All forward-looking statements are based upon information available to D.R. Horton and Vidler on the date of this document. Neither D.R. Horton nor Vidler undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Some forward-looking statements discuss D.R. Horton’s and Vidler’s plans, strategies and intentions. They use words such as “expects,” “may,” “will,” “believes,” “should,” “would,” “could,” “approximately,” “anticipates,” “estimates,” “targets,” “intends,” “likely,” “projects,” “positioned,” “strategy,” “future,” and “plans.” In addition, these words may use the positive or negative or other variations of those terms. Forward-looking statements also include all other statements in this document that are not historical facts.

Factors that may cause the actual results to be materially different from the future results expressed by the forward-looking statements include, but are not limited to: the ability of D.R. Horton and Vidler to complete the transactions contemplated by the Merger Agreement dated April 13, 2022 in the anticipated timeframe or at all, including the parties’ ability to satisfy the conditions to the consummation of the offer contemplated thereby and the other conditions set forth in the Merger Agreement; the potential effects of the acquisition on Vidler; the participation of third parties in the consummation of the transaction and the combined company; the risk that stockholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; uncertainties as to how many of Vidler’s stockholders will tender their shares in the offer; the risk that competing offers or acquisition proposals will be made; and other risks and uncertainties, including those set forth in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of D.R. Horton’s and Vidler’s respective most recent annual reports on Form 10-K and their respective most recent quarterly reports on Form 10-Q, all of which are filed with the SEC.

Exhibit Index

Exhibit No	Description

99.1	Joint Press Release issued by D.R. Horton, Inc. and Vidler Water Resources, Inc., dated April 14, 2022